82

NEWS RELEASE SUPPL

CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

RECEIVED
2007 AUG -3 A 6:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 25, 2007

12(g) No. 82-2636
Symbol CRN-T

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES

FINANCING FOR ONGOING EXPLORATION INCREASED

Vancouver, British Columbia – Further to the news release of Cross Lake Minerals Ltd. (the "**Company**" or "**Cross Lake**") on July 18, 2007, the Company wishes to announce that the flow-through portion of the Company's previously announced non-brokered private placement has been increased from up to 2,000,000 flow-through units (the "**FT Units**") to up to 2,500,000 FT Units.

All other terms of the private placement will remain the same.

All securities issued pursuant to the private placement will be subject to a four month hold period. Completion of the private placement is subject to regulatory approval and TSX acceptance.

PROCESSED
AUG 0 6 2007
THOMSON FINANCIAL

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

07025653

dw 8/3

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

END